FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, November 11, 2015
Ger. Gen. N°171/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of following significant event:

In relation with the Significant Event dated November 5, 2015 regarding the corporate reorganization operation, we hereby inform you that during the day, the report “Valuation Materials Project Carter II - Presentation to the Board” of Deutsche Bank, the financial advisor appointed by the Board of the Directors of the Company, will be to shareholders disposal at the Company’s website (www.endesa.cl).

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:      Fiscalía Nacional Económica (Antitrust Authority)

Central Bank of Chile – General Management

Santiago Stock Exchange - General Management

Electronic Stock Exchange - General Management

Valparaíso Stock Exchange - General Management

Risk Classification Commission - General Management (At. : Alejandro Muñoz)

Bondholders Representative(At. : Mr. Andrés Sepúlveda)

Central Securities Depository - General Management

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 12, 2015